COLUMBIA FUNDS SERIES TRUST

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

(617) 772-3743

June 30, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

Attn: Laura Hatch

Re:	Columbia Funds Series Trust (the “Registrant”)
Registration Nos. 333-89661; 811-09645

Dear Ms. Hatch:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us by telephone on June 7, 2010 in connection with the post-effective amendments to the Registrant’s registration statement on Form N-1A, filed with the SEC on April 29, 2010 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the Registrant’s various series (each a “Fund” and, collectively, the “Funds”). Summaries of the Staff’s comments are set forth below, and each is followed by our response.

PROSPECTUS

1.	Comment. In the prospectus summary section captioned “Fees and Expenses of the Fund,” please add the specific page number of the referenced “Choosing a Share Class” section in the prospectus and the referenced “Purchase, Redemption and Pricing of Shares” section of each Fund’s Statement of Additional Information.

Response. The Registrant has added the page number reference to the “Choosing a Share Class” section in each prospectus. In lieu of including a page number to the “Purchase, Redemption and Pricing of Shares” section of each Fund’s Statement of Additional Information (SAI), we have included a cross reference to the section title. Because of the need to finalize and print the prospectuses in advance of their effective date, the Registrant’s SAIs are often finalized after the prospectuses, making a cross reference to an SAI page number problematic since the page number may change after a prospectus is printed. To avoid this potential for error, the Registrant has included a reference to the “Purchase, Redemption and Pricing of Shares” section in the SAIs rather than a page number.

2.	Comment. In the Annual Fund Operating Expenses table for a Fund, include the line item entitled “Acquired fund fees and expenses” only if the Fund incurs such expenses.

Response. The requested changes, as applicable, will be made in the Registrant’s 485(b) filing.

3.	Comment. With respect to the Columbia Global Value Fund, confirm that the Fund has no less than 40% of its assets invested in countries other than the U.S. in light of the Fund’s use of the term “global” in its name.

Response. The Registrant hereby confirms that the Columbia Global Value Fund, under normal circumstances, invests no less than 40% of its assets in countries other than the U.S.

4.	Comment. In the prospectus summary section captioned “Portfolio Managers” for the Columbia Global Value Fund, state the name, title and length of service with the Fund for each Brandes Investment Partner, L.P. portfolio manager identified in this section, and delete any extraneous information.

Response. The requested change will be made in the 485(b) filing.

5.	Comment. In the prospectus summary section captioned “Principal Investment Strategies” for the Columbia Multi-Advisor International Equity Fund, please state the criteria for determining whether companies in which the Fund invests have the potential for growth or to be undervalued.

Response. The requested change will be made in the 485(b) filing.

6.	Comment. In the prospectus summary section captioned “Principal Investment Strategies” for the Columbia Multi-Advisor International Equity Fund, please correct the grammatical issues in the first sentence of the second paragraph.

Response. The first sentence of the second paragraph will be revised to read: “The Fund may invest in mutual funds managed by Columbia Management Investment Advisers, LLC, the Fund’s investment adviser (the Adviser), or an affiliate, third-party advised mutual funds, foreign investment funds or trusts, convertible securities, real estate investment trusts and depositary receipts.”

7.	Comment. In the prospectus summary section captioned “Principal Investment Strategies” for the Columbia Multi-Advisor International Equity Fund, please describe any differences in the investment strategies between the adviser and sub-adviser.

Response. The requested change will be made in the 485(b) filing.

8.	Comment. In the prospectus summary section captioned “Principal Investment Strategies” for the Columbia Multi-Advisor International Equity Fund, please state how an adviser determines when to sell a security from the Fund’s portfolio.

Response. The requested change will be made in the 485(b) filing.

9.	Comment. In the prospectus summary section captioned “Year by Year Total Return (%) as of December 31 Each Year*” for the Columbia Multi-Advisor International Equity Fund, please delete footnote (a) and move the disclosure to the statutory prospectus.

Response. The Registrant will delete footnote (a) in the referenced section. In addition, we have included the following two sentences in the introductory paragraph of the Performance Information section: “Prior to July 8, 2009, the Adviser sleeve, representing approximately one-half of the Fund’s assets, was managed by a former subadviser. The performance figures do not reflect the Adviser’s day-to-day management of the Adviser sleeve prior to that date.”

10.	Comment. In the prospectus summary section captioned “Average Annual Total Return as of December 31, 2009,” delete references to the inception date of a share class in the introductory paragraph.

Response. The requested changes will be made in the 485(b) filing.

11.	Comment. In the Annual Fund Operating Expenses table for a Fund that includes a “Fee waivers and/or reimbursements” line item, add a footnote that describes which party can terminate the waiver and/or reimbursement arrangement, the circumstances under which it can be terminated and the duration of the arrangement.

Response. We have determined that none of the Funds will require a “Fee wavier and/or reimbursements” line item in the Annual Fund Operating Expenses table.

12.	Comment. In the Annual Fund Operating Expenses table for the Columbia International Value Fund, please delete the last sentence of footnote (d), which reads: “Fund and Master Portfolio are sometimes used interchangeably in this table.”

Response. The requested change will be made in the 485(b) filing.

13.	Comment. In the prospectus summary section captioned “Principal Investment Strategies” for each of the Columbia International Value Fund, Columbia Overseas Value Fund, Columbia Large Cap Value Fund, Columbia Mid Cap Value Fund and Columbia Small Cap Value Fund II, please state the specific types of equity securities in which each Fund may invest.

Response. The requested changes will be made in the 485(b) filing.

14.	Comment. In the prospectus summary section captioned “Principal Investment Strategies” for each of the Columbia Marsico Global Fund and Columbia Small Cap Growth Fund II, please state the specific types of securities in which each Fund may invest.

Response. The requested changes will be made in the 485(b) filing.

15.	Comment. In the prospectus summary section captioned “Principal Investment Strategies” for the Columbia Mid Cap Value Fund, please update the capitalization range of the companies that comprise the Russell Midcap Value Index as of a more current date.

Response. The requested change will be made in the 485(b) filing.

16.	Comment. In the prospectus summary section captioned “Principal Investment Strategies” for the Columbia Small Cap Value Fund II, please update the capitalization range of the companies that comprise the Russell 2000 Value Index as of a more current date.

Response. The requested change will be made in the 485(b) filing.

17.	Comment. In the Annual Fund Operating Expenses table for the Columbia Mid Cap Index Fund, please delete footnote (b), which relates to the adviser’s voluntary reimbursement of a portion of the Fund’s expenses.

Response. The requested change will be made in the 485(b) filing.

18.

Comment. In the prospectus summary section captioned “Average Annual Total Return as of December 31, 2009” for the Columbia Small Cap Index Fund, delete the second sentence in the introductory paragraph, which reads: “The S&P SmallCap 600® Index is heavily weighted with the stocks of companies with small capitalizations.”

Response. The requested change will be made in the 485(b) filing.

19.	Comment. In the prospectus summary section captioned “Principal Investment Strategies” for the Columbia Convertible Securities Fund, add a reference to “junk bonds” to the description of securities with credit ratings below investment grade or that are unrated.

Response. The requested change will be made in the 485(b) filing.

20.	Comment. For any Fund that discloses “Technology Risk” as a principal risk of investing in the Fund, please add disclosure to the Fund’s principal investment strategies that corresponds to such risk.

Response. The requested change will be made in the 485(b) filing.

STATEMENT OF ADDITIONAL INFORMATION

21.	Comment. Confirm that the disclosure about other directorships held by a director reflect directorships held during the past five years by each director.

Response. The Registrant hereby confirms that the disclosure about other directorships held by each director reflects directorships held during the past five years by that director.

We hope that these responses adequately address your concerns. Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filings that are the subject of this letter. Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Series Trust

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